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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to file Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number: 0-20421

                          AT&T Broadband, LLC (formerly
                       known as Tele-Communications, Inc.)
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             (Exact name of registrant as specified in its charter)

         9197 S. Peoria Street
         Englewood, Colorado  80112                 (720) 875-4000
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

      Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock
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            (Title of each class of securities covered by this Form)

         The Registrant has reporting obligations as guarantor in respect of the following:

          (1) 8.72% Trust Originated Preferred Securities of TCI Communications Financing I;

          (2) 10% Trust Preferred Securities of TCI Communications Financing II; and

          (3)  9.72% Trust Preferred Securities of TCI Communications Financing
               IV.

         Such reporting obligations may be assumed by additional guarantors subsequent to the date hereof.
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   (Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)          [X]      Rule 12h-3(b)(1)(ii)         [ ]
        Rule 12g-4(a)(1)(ii)         [ ]      Rule 12h-3(b)(2)(i)          [ ]
        Rule 12g-4(a)(2)(i)          [ ]      Rule 12h-3(b)(2)(ii)         [ ]
        Rule 12g-4(a)(2)(ii)         [ ]      Rule 15d-6                   [ ]
        Rule 12h-3(b)(1)(i)          [x]

         Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, AT&T Broadband, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: March 21, 2000                           By: /s/ Daniel E. Somers
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                                                       Daniel E. Somers
                                                       President and Chief
                                                       Executive Officer